Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

May 24, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Compass Digital Acquisition Corp.

Registration Statement on Form S-1
Filed on April 2, 2021

File No. 333-______

Ladies and Gentlemen:

Set forth below are the responses of Compass Digital Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 28, 2021, with respect to the Registration Statement on Form S-1 filed with the Commission on April 2, 2021, File No. 333-______ (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing confidentially a revised Registration Statement (“Amendment No. 1”). We are separately furnishing to the Staff a courtesy copy of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 1.

Principal Shareholders, page 133

1.	Please revise the beneficial ownership chart on page 133 to include and identify the affiliate of the sponsor who received 5,750,000 shares in March 2021. We note that this shareholder owns all of the ordinary shares currently outstanding.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the beneficial ownership table (and footnotes thereto) on page 133 of Amendment No. 1, including to reflect that those 5,750,000 shares are owned by the sponsor and to note the parties that control the sponsor.

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Securities and Exchange Commission

May 24, 2021

Please do not hesitate to contact me at (917) 515-0037 should you have any question or need additional information.

Very truly yours,

Louis L. Goldberg
Davis Polk & Wardwell LLP

Enclosures

cc:	Abidali Neemuchwala